Exhibit 99.37

Abaxx submits Carbon futures contract notification to Monetary Authority of Singapore, finalizing European LNG contract

TORONTO, October 18, 2022 -- Abaxx Technologies Inc., (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), and producer of SmarterMarkets™ Media, submitted an initial Notification of Impending Listing of Futures Contracts to the Monetary Authority of Singapore.

Highlights:

●	Initial submission of carbon futures contract specifications to Monetary Authority of Singapore progresses effort to address final regulatory license and launch conditions

●	An initial portfolio of LNG futures contracts, including European LNG contract, in final development iteration prior to submission

●	Market development on metals contracts continue during events in October

On Monday October 18, 2022 Abaxx Exchange Pte. Ltd. submitted an initial Notification of Impending Listing of Futures Contracts to the Monetary Authority of Singapore. The futures contract is designed to address the price discovery and risk management needs of emission market participants active in the emerging Voluntary Carbon Market (VCM). The Notice is required for all new products to be listed at launch and subsequently.

Abaxx Exchange will be filing similar submissions for other products it intends to list at launch including LNG futures contracts in the coming weeks. Launch of the Registered Market Operator and Approved Clearing House as well as the futures contracts intended to be listed by ACX remain subject to final regulatory approvals.

The additional contract submissions will not delay the orderly process of satisfying the final conditions related to the Registered Market Operator and Approved Clearing House licenses. The Company intends to provide further regulatory milestone updates subsequent to filing its 3Q-2022 management discussion and analysis.

Concurrently, the Abaxx LNG physically settled futures contract portfolio, including a European delivery contract, is in its final iteration following cycles of deep market consultation. This is a fundamentally differentiated approach using physically delivered contracts as opposed to those based on cash settled indices. These LNG futures contracts are independent of, and complimentary to the platform functionality enabling the bundling of carbon offset credits to LNG cargoes.

“Our collaborative multi-year engagement with the global commodities trading community has delivered key benchmark contracts required for orderly and transparent pricing of crucial energy transformation commodities,” said Dan McElduff, President of Abaxx Singapore. “Abaxx has taken a detailed, bottom up approach to developing physically-deliverable contracts that will enable clear price signals, intending a better balance of physical markets with broad buyer and seller of last resort competition. Persistent engagement on the evolving needs of the global energy trading community over the past eighteen months in particular revealed Europe as a critical LNG demand center requiring more price transparency and better hedge effectiveness than current exchange benchmarks offer.”

Josh Crumb, Abaxx CEO added, “Inadequate hedging tools and divergent price benchmarks has led to less trade, difficulty to secure delivery and margin financing, and has lessened the ability of markets to solve impending crises like we’re currently seeing in European commodity supply. Beyond the current market challenges in LNG, Abaxx is best positioned to deliver to our stakeholders by focusing on market infrastructure challenges before they present themselves. The market is in urgent need of better benchmarks and more transparent buyer and seller of last resort markets for global energy, in addition to voluntary carbon market (VCM) infrastructure. We’re looking forward to revealing our carbon-neutral commodity market structure in early 2023, and we’re pleased to submit our first VCM futures contract to the MAS this week.”

Metals market development has accelerated fortuitously when metals industry participants are gathering in Europe. The Abaxx development team will be on the ground at key industry conferences in October, continuing efforts to provide sorely needed solutions for pricing and hedging metals that are critical to the transition.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx.Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third- party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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